UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cumulus Media Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

231082108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 231082108

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 11,406,647 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 11,406,647 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,406,647 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 231082108

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 11,406,647 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 11,406,647 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,406,647 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 231082108

1.	Names of Reporting Persons Ares Owners Holdings L.P. (f/k/a Ares Partners Management Company LLC)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Cumulus Media Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3280 Peachtree Road, N.W. Suite 2300 Atlanta, Georgia 30305

Item 2.
(a)

Name of Person Filing
Ares Management LLC (“Ares Management LLC”)
Ares Management Holdings L.P. (“Ares Management Holdings”)
Ares Owners Holdings L.P. (“Ares Owners Holdings” and, together with Ares Management LLC and Ares Management Holdings, the “Ares Filing Persons”)

	(b)	Address of Principal Business Office or, if none, Residence For each Ares Filing Person: 2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067
	(c)	Citizenship For each Ares Filing Person, Delaware
	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number 231082108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Ares Management LLC directly and indirectly manages the following investment vehicles that, as of December 31, 2014, held in the aggregate 11,406,647 shares of Class A common stock (“Class A Common Stock”) of Cumulus Media Inc. (the “Issuer”) as record holders of the individual amounts noted (the “Ares Recordholders”):

Ares Investment Vehicle	Class A Common Stock Owned of Record
Ares Credit Strategies Fund I, L.P. (“ACSF I”)	2,323
Ares Strategic Investment Partners Ltd. (“ASIP I”)	824,711
Future Fund Board of Guardians (“ASIP II”)	795,296
Ares Special Situations Fund, L.P. (“ASSF I”)	1,534,036
Ares Special Situations Fund I-B, L.P. (“ASSF I-B”)	1,397,978
DF US BD Holdings LLC (“ASSF I Loans”)	9,760
DF US BD Holdings I-B LLC (“ASSF I-B Loans”)	8,863
Ares Special Situations Fund III, L.P. (“ASSF III”)	4,434,209
Ares Enhanced Credit Opportunities Fund Ltd. (“ECO”)	2,358,705
Ares Institutional Loan Fund B.V. (“ILF”)	40,766

No single Ares Recordholder holds 5% or more of the Class A Common Stock of the Issuer.

Each of the Ares Filing Persons, as a result of the relationships described below, may be deemed to indirectly beneficially own the Class A Common Stock reported on the cover pages to this Schedule 13G for such Ares Filing Person.  The investment manager of ACSF I is Ares CSF Management I, L.P. (“ACSF Management I”) and the general partner of ACSF Management I is Ares CSF Management I GP, LLC (“ACSF GP I”).  The investment manager of ASIP I is Ares Strategic Investment Management LLC (“ASI Management”).  The investment manager of ASIP II is Ares Enhanced Loan Investment Strategy Advisor IV, L.P. (“AELIS IV”) and the general partner of AELIS IV is Ares Enhanced Loan Investment Strategy Advisor IV GP, LLC (“AELIS GP IV”).  The investment manager of ASSF I Loans is ASSF I. The investment manager of ASSF I-B Loans is ASSF I-B.  The general partner of ASSF I and ASSF I-B is ASSF Management, L.P. (“ASSF Management”) and the general partner of ASSF Management is ASSF Operating Manager, LLC (“ASSF Operating”).  The general partner of ASSF III is ASSF Management III, L.P. (“ASSF Management III”) and the general partner of ASSF Management III is ASSF Operating Manager III, LLC (“ASSF III Operating”).  The sole shareholder of ECO is Ares Enhanced Credit

Opportunities Fund Management, L.P. (“ECO Management”) and the general partner of ECO Management is Ares Enhanced Credit Opportunities Fund Management GP, LLC (“ECO Management GP”).  The investment manager of ILF is Ares Management Limited (“Ares Management Ltd.” and, together with ACSF GP I, ASI Management, AELIS GP IV, ASSF Operating, ASSF III Operating, and ECO Management GP, the “Ares Management Entities”).  We refer to the Ares Recordholders, the Ares Management Entities, AELIS IV, ASSF Management, ASSF Management III, ECO Management, and the Ares Filing Persons as the “Ares Entities.”

Ares Management LLC wholly owns or is the sole managing member of each of the Ares Management Entities. The sole member of Ares Management LLC is Ares Management Holdings. In 2014, Ares Partners Management Company LLC was renamed Ares Owners Holdings and transferred its controlling interest in Ares Management Holdings. The general partner of Ares Management Holdings is Ares Holdings Inc. (“Ares Holdings”), whose sole stockholder is Ares Management, L.P. (“Ares Management”).  The general partner of Ares Management is Ares Management GP LLC (“Ares Management GP”) and the sole member of Ares Management GP is Ares Partners Holdco LLC (“Ares Partners”).  Ares Partners is managed by a board of managers, which is composed of Michael Arougheti, David Kaplan, John Kissick, Antony Ressler and Bennett Rosenthal. Decisions by Ares Partners’ board of managers generally are made by a majority of the members, which majority, subject to certain conditions, must include Antony Ressler.  Each of the Ares Entities (other than each Ares Recordholder, with respect to the shares held directly by it), Ares Holdings, Ares Management, Ares GP, Ares Partners and the members of Ares Partners’ board of managers and the other directors, officers, partners, stockholders, members and managers of the Ares Entities expressly disclaims beneficial ownership of the shares of Class A Common Stock, except to the extent of any pecuniary interest therein.

(b)

Percent of class:

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference. The percentage amount is based on an aggregate of 231,555,276 shares of Class A Common Stock outstanding as of October 21, 2014 as reported by the Issuer on its Form 10-Q for the period ending September 30, 2014.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.
	(ii)	Shared power to vote or to direct the vote The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.
	(iii)	Sole power to dispose or to direct the disposition of The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.
	(iv)	Shared power to dispose or to direct the disposition of The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2015

ARES MANAGEMENT LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.
By:	ARES HOLDINGS INC.
Its:	General Partner

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES OWNERS HOLDINGS L.P. (f/k/a ARES PARTNERS MANAGEMENT COMPANY LLC)

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory